Race World International, Inc.
968 - 240th Street, Langley, British Columbia, Canada, V2Z 2Y3
Phone (604) 539-9680  Fax (604) 539-7234


May 29, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549 - 3561

Attention: Susan C. Block, Attorney-Advisor

Re:   Race World International, Inc
Registration Statement on Form SB-2
Filed January 14, 2008
File No. 333-148636

Dear Ms Block:

In response to your letter of April 18, 2008 we provide this cover letter that keys our responses to your comments. We have also enclosed a black underlined copy and unmarked copy of our amended Registration Statement. A revised Exhibit 5.1 is also included for your reference.

Our responses are as follows:

Fee Table

1.We have deleted footnotes (2) and (3) from the fee table.

Cover Page

2.We have revised the second paragraph. We now state the selling shareholder portion is not on a best efforts basis.

3.We do not anticipate engaging a broker-dealer at any time in the near future.


Prospectus Summary, page 1

Our Business, page 1

4.We have deleted the term "world standard" when describing our theme park. We have added a description of the standards to which our road racetrack and drag strip will be built.

5.We have added a "use" column in our table, which outlines the time frame for each of Phases 2 - 5 of our development. A more detailed description of what the plans entail for each Phase follows later in our registration
statement under the heading "Description of Business".   In our discussion of
future operations, such as marketing automotive repairs and restaurants and concessions, we have now included a discussion regarding time frames (after Phase 5) and disclosed that no financing is currently available. We have also provided additional information later under the heading "Description of Business".

Risk Factors, page 3

We may be unable to absorb, page 3

6.We have quantified as best we can at this time by estimating the percentage of time our senior management will be required to spend in meeting reporting requirements should we become a public company. We have also estimated we will spend approximately twice as much on outside professional and consulting fees should we become a public company.

Our Position in the Industry, page 14


7.We have revised the heading for this risk factor to clarify that we currently have no operations. We have revised other Risk Factors subheadings that are applicable to clarify for this as well including "Failure to be awarded sanctioned racing events" and "Postponement, cancellation or relocation".

Use of Proceeds, page 18

8.We have revised the Use of Proceeds table to include offering expenses.

9.We have now deleted reference to a specific parcel of land, and clarified we have not yet secured land that may be suitable for our needs and that we will attempt to secure the land by way of option to purchase subject to an acceptable Environmental Impact Study. This will enable us to perform any necessary EIS prior to land purchase. We also stated we do not currently have the financing necessary for the purchase land.

Liquidity and Capital Resources, page 23

10.We have now disclosed our monthly operating expenses.

Description of Business, page 24

11.We have included in our discussion of each Phase of development realistic time frames and details of what we hope to accomplish. In addition, we have stated that currently no financing is available.


12.We have now placed our discussion of future racetracks under Phase 4 to clarify when we hope to construct them. Our proposed facilities which include club houses, grand stands, and flood lighting are now clearly categorized as Phase 5. Our future proposed facilities such as hotels and restaurants are now clearly shown as to be developed after Phase 5. We state future financing will be necessary for Phase 4, 5, and our future proposed facilities.

Shares Eligible for Future Sale, page 35

13.We now indicate that 31,900,000 shares are being registered by selling shareholders on this registration statement.

Item 26. Recent Sales of Unregistered Securities, page 35

14.We have now indicated we have 45,900,000 shares outstanding.

Exhibit 5.1

15.We now separately state and clarify that it is the 31,900,000 selling shareholder shares that are duly authorized and validly issued and are fully paid and non-assessable.

16.We have deleted the statement that the opinion is given on the date hereof.

Signatures

17.We have now added the applicable titles of principal executive officer, principal financial officer, and controller. We have also specified that each signatory is a Director. Three of our four directors have signed, which represents a majority of our Board of Directors.

Thank you for your assistance in this matter. Per your letter, we will wait an adequate time for your review before submitting a request for acceleration of the effective date.


Yours Truly,

/s/Evan Williams
----------------
Evan Williams
President